EXHIBIT (a)(5)(d)
Neil Jenkins
Executive Vice President
General Counsel
847 827-9666
Lawson Products, Inc. Announces Final Results of its Dutch Auction Tender Offer
     Des Plaines, Ill., October 12, 2006 — Lawson Products, Inc. (NASDAQ: LAWS), announced today the final results of its modified “Dutch Auction” tender offer to purchase up to 1,000,000 shares of its outstanding common stock at a price not less than $37.50 and not greater than $43.00 per share, which expired at midnight, New York City time, on October 5, 2006.
     Based on the final count by the depositary for the tender offer, 486,493 shares of common stock, including shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at or below $43.00 per share. These tendered shares represent 5.4% of the shares outstanding as of October 11, 2006.
     The Company accepted for purchase 486,493 shares in the tender offer at the price of $43.00 per share. Based on the final count by the depositary for the tender offer, following the tender offer 8,511,022 shares will remain issued and outstanding.
     Credit Suisse Securities (USA) LLC acted as dealer manager for the tender offer.
About Lawson Products, Inc.
     Lawson Products is an international leader in selling and distributing services, systems and products to the industrial, commercial and institutional maintenance, repair and replacement (MRO) market. The Company also manufacturers, sells and distributes production and specialized component parts and provides services and systems to the original equipment marketplace (OEM) including the automotive, appliance, aerospace, construction and transportation industries.
     This release contains certain forward-looking statements that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “continues”, “estimate,” “expect,” “intend,” “objective,” “plan,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Such statements speak only as of the date of the news release and are subject to a variety of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the expectations. These risks include, but are not limited to: the impact of governmental investigations, such as the investigation of the Company by U.S. Attorney’s office for the Northern District of Illinois; excess and obsolete inventory; disruptions of the Company’s information systems; risks of rescheduled or cancelled orders; increases in commodity prices; the influence of controlling stockholders; competition and competitive pricing pressures; the effect of general economic conditions and market conditions in the markets and industries the Company serves; the risks of war, terrorism, and similar hostilities; and, all of the factors discussed in the Company’s “Risk Factors” set forth in its Annual Report on Form 10-K for the year ended December 31, 2005. The Company undertakes no obligation to update any such factor or to publicly announce the results of any revisions to any forward-looking statements contained herein whether as a result of new information, future events or otherwise.